ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated May 28, 2009

100% Principal Protection Notes

Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $•   Notes Linked to the S&P 500® Index due on or about June 4, 2014

Investment Description

The 100% Principal Protection Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the S&P 500® Index (the “underlying index”). The Notes pay a semi-annual coupon and provide exposure to the potential positive performance of the underlying index, as well as protection at maturity of 100% of your principal. At maturity, if the index return is positive, you will receive your principal, plus an additional payment based on the index return, up to a maximum gain of 19.60% (the actual maximum gain will be set on the trade date). If the index return is negative, you will receive your entire principal amount if you hold the Notes to maturity. We will make coupon payments during the term of the Notes regardless of the performance of the underlying index. Principal protection applies only if the Notes are held to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential: If the underlying index appreciates in value, you will receive an index-linked return that, combined with the semi-annual coupon, may exceed the return you could receive on traditional fixed income investments.
☐	Income: Regardless of the performance of the underlying index, we will pay you a semi-annual coupon during the term of the Notes.
☐	Principal Protection Feature: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.

Key Dates*

Trade Date	May 29, 2009
Settlement Date	June 3, 2009
Final Valuation Date	May 29, 2014
Maturity Date	June 4, 2014
*	Expected. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Security Offering

We are offering 100% Principal Protection Notes Linked to the S&P 500® Index. The return on the Notes is subject to, and will not exceed the predetermined maximum gain. The Notes are offered at a minimum investment of $1,000, or 100 Notes.

Notes	Term	Coupon Rate per Annum	Maximum Gain	Maximum Payment at Maturity per $10 Note	Starting Level	CUSIP	ISIN
100% Principal Protection Notes Linked to the S&P 500® Index	5 years	2.00%	19.60%	$11.96 (excluding coupons)	•	90265G618	US90265G6180

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the Principal Protection Notes product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 7 and the more detailed “Risk Factors” beginning on page PS-10 of the product supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	$10.00	$0.35	$9.65
Total	$•	$•	$•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated May 28, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000311/c150972_690359-424b2.htm

♦	Index Supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated May 28, 2009 references to the “index supplement” mean the UBS Index Supplement, dated January 13, 2009 and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the underlying index.
♦	You believe that the level of the underlying index will increase over the term of the Notes, although such increase is unlikely to exceed the maximum gain plus the coupon payments.
♦	You seek an investment that offers full principal protection against a decline in the underlying index when the Notes are held to maturity.
♦	You seek periodic income from your investment that is no greater than the coupon rate.
♦	You are willing to hold the Notes to maturity.
♦	You are not seeking an investment for which there will be an active secondary market.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You do not believe the level of the underlying index will increase over the term of the Notes or you believe the level of the underlying index will increase by more than the maximum gain plus the coupon payments.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
♦	You seek periodic income from your investment that is greater than the coupon rate.
♦	You will create an overconcentrated position in any particular sector of your portfolio by owning the Notes.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You seek an investment that is exposed to the full potential increase in the level of the underlying index, without a cap on participation.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the Notes.
Coupon Payment Dates

Coupon will be paid in arrears in ten equal semi-annual installments on the coupon payment dates listed below:

December 4, 2009	June 4, 2012
June 4, 2010	December 4, 2012
December 6, 2010	June 4, 2013
June 6, 2011	December 4, 2013
December 5, 2011	June 4, 2014

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per Note. The Notes are offered at a minimum investment of $1,000, or 100 Notes.
Underlying Index	The S&P 500® Index
Term	5 years(1)
Principal Protection(2)	100%, if held to maturity
Coupon Payment	Coupon paid in arrears in ten equal semi-annual installments based on the coupon rate per annum, regardless of the performance of the underlying index. The coupon rate per annum is 2.00%.
1st Installment through 10th Installment(3)	$0.10 per Note
Maximum Gain	19.60%.
Payment at Maturity	If the index return is equal to or greater than the maximum gain, you will receive a cash payment per Note, which will be calculated as follows:
$10 + ($10 × maximum gain)
If the index return is positive but less than the maximum gain, you will receive a cash payment per Note, which will be calculated as follows:
$10 + ($10 × index return)
If the index return is zero or negative, you will receive a cash payment of $10 per Note
Index Return	Ending Level – Starting Level Starting Level
Starting Level	The closing level of the underlying index on the trade date
Ending Level	The closing level of the underlying index on the final valuation date

Determining Payment at Maturity

(1)	In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.
(3)	Coupon payments will be paid on the coupon payment dates listed in the table of coupon payment dates on page 3 of this free writing prospectus.

Hypothetical Examples and Return Table of the Notes at maturity

The following scenario analysis reflects a maximum gain of 19.60% and a range of index returns from 50% to -50%.

The following examples illustrate the payment at maturity and total return on a hypothetical offering of the Notes assuming the following*:

Term:	5 years
Principal Amount:	$10
Coupon per Annum**:	2% (or $0.10 per semi-annual period)
Total Coupon Payments per Note:	$1 ($0.10 × 10 = $1)
Starting Level:	1000 (hypothetical)
Maximum Gain:	19.60%
*	The actual terms for the Notes will be set on the trade date.
**	Coupon payment will be paid in arrears in ten equal semi-annual installments during the term of the Note.

Example 1:  The closing level of the underlying index increases from a starting level of 1000 to an ending level of 1150.

Because the index return is 15%, which is less than the maximum gain of 19.60%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by the index return, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$10 + ($10 × index return, not to exceed the maximum gain)
$10 + ($10 × 15%) = $11.50

Investor receives $11.50 at maturity for each Note. In addition, for each Note the investor receives total coupon payments over the term of Notes equal to $1. Therefore, the investor receives a cumulative payment of $12.50 for each Note (a 25% total return).

Example 2:  The closing level of the underlying index increases from a starting level of 1000 to an ending level of 1350.

Because the index return of 35% is more than the maximum gain of 19.60%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by maximum gain of 19.60%, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$10 + ($10 × maximum gain)
$10 + ($10 × 19.60%) = $11.96

Investor receives $11.96 at maturity for each Note. In additon, for each Note the investor receives total coupon payments over the term of Notes equal to $1. Therefore, the investor receives a cumulative payment of $12.96 for each Note (a 29.60% total return).

Example 3:  The level of the underlying index decreases from a starting level of 1000 to an ending level of 500.

Because the index return is -50%, the investor would receive at maturity 100% of the principal amount of each Note.

At maturity, the investor will receive a cash payment equal to: $10 for each Note.

Investor receives $10 at maturity for each Note. In addition, for each Note the investor receives total coupon payments over the term of Notes equal to $1. Therefore, the investor receives a cumulative payment of $11 for each Note (a 10% total return).

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the offering of Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section beginning on page PS-10 of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes in excess of the coupon paid on the Notes is directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index (“index constituent stocks”), and will depend on whether, and the extent to which, the index return is positive. You will receive no more than the principal amount of your Notes plus any coupon payment due at maturity if the index return is zero or negative.
♦	Your growth potential is limited — You will not benefit from any positive index return in excess of the maximum gain.
♦	The Notes will bear interest — As a holder of the Notes, you will receive semi-annual coupon payments. The overall return you earn on your Notes may be lower than interest payments you would receive by investing in a conventional fixed-rate or floating-rate debt security having the same maturity date and issuance date as the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the index constituent stocks — Owning the Notes is not the same as owning the index constituent stocks. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.
♦	Credit of the Issuer — The Notes are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including coupon payments and any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying index; the volatility of the underlying index; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market, if one develops, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the performance of the underlying index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the underlying index or the index constituent stocks which may present a conflict between the interests of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on the observed level of the underlying index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the level of the underlying index and therefore the market value of the Notes.
♦	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the sponsor of underlying index (the “index sponsor”) and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index. The index sponsor is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the market value of your Notes.

The S&P 500® Index

We have derived all information contained in this free writing prospectus regarding the S&P 500® Index , including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The S&P 500® Index is published by S&P. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index”, the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of April 30, 2009 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (39); Financials (80); Health Care (54); Industrials (58); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (35).

Historical Information

The following table sets forth the quarterly high and low closing levels for the S&P 500® Index, as reported by Bloomberg Professional® service. The closing level of the S&P 500® Index on May 27, 2009 was 893.06. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	1157.76	1091.33	1126.21
4/1/2004	6/30/2004	1150.57	1084.10	1140.84
7/1/2004	9/30/2004	1129.30	1063.23	1114.58
10/1/2004	12/31/2004	1213.55	1094.81	1211.92
1/3/2005	3/31/2005	1225.31	1163.75	1180.59
4/1/2005	6/30/2005	1216.96	1137.50	1191.33
7/1/2005	9/30/2005	1245.04	1194.44	1228.81
10/3/2005	12/30/2005	1272.74	1176.84	1248.29
1/3/2006	3/31/2006	1307.25	1254.78	1294.83
4/3/2006	6/30/2006	1325.76	1223.69	1270.20
7/3/2006	9/29/2006	1339.15	1234.49	1335.85
10/2/2006	12/29/2006	1427.09	1331.32	1418.30
1/3/2007	3/30/2007	1459.68	1374.12	1420.86
4/2/2007	6/29/2007	1539.18	1424.55	1503.35
7/2/2007	9/28/2007	1553.08	1406.70	1526.75
10/1/2007	12/31/2007	1565.15	1407.22	1468.36
1/2/2008	3/31/2008	1447.16	1273.37	1322.70
4/2/2008	6/30/2008	1426.63	1278.38	1280.00
7/1/2008	9/30/2008	1305.32	1106.39	1166.36
10/1/2008	12/31/2008	1161.06	752.44	903.25
1/2/2009	3/31/2009	934.70	676.53	797.87
4/1/2009*	5/27/2009	929.23	811.08	893.06
*	As of the date of this free writing prospectus, available information for the second calendar quarter of 2009 includes data for the period from April 1, 2009 through May 27, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2009.

The graphs below illustrate the performance of the S&P 500® Index from January 4, 1999 to May 27, 2009, assuming a starting level of 893.06, which was the closing level of the S&P 500® Index on May 27, 2009, and a maximum gain of $11.96, which is equal to 19.60% of the hypothetical starting level. The actual starting level and maximum gain will be set on the trade date. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg Professional® service
Historical prices of the S&P 500® Index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-25 of the product supplement.

In the opinion of Cadwalader, Wickersham & Taft LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include income each year in respect of the Notes in excess of any coupon payments you receive. Your cost basis in the Notes will be increased by the amount you are required to include in income and reduced by the amount of any coupon payments you receive.

We have determined the comparable yield for the Notes is equal to •  % per annum, compounded semiannually, with a projected payment at maturity of $•   based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $•   in 2009, $•   in 2010, $•   in 2011, $•   in 2012, $•   in 2013 and $•   in 2014. However, if the amount you receive at maturity is greater than $•  , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2014 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•  , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2014 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•  , then you would recognize a net ordinary loss in 2014 in an amount equal to such difference. This comparable yield and projected payment schedule are neither predictions nor guarantees of what the actual payments you receive will be.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	299,386	263,444
Total Debt	299,386	263,444
Minority Interest(2)	8,423	7,412
Shareholders’ Equity	31,283	27,527
Total capitalization	339,092	298,384
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.87995 (the exchange rate in effect as of March 31, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.